UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 14)

Under the Securities Exchange Act of 1934

WASTE SERVICES, INC.
------------------------------------------
(Name of Issuer)

COMMON STOCK, $.01 par value
-------------------------------------
(Title of Class of Securities)

941075103
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(CUSIP Number)

Murray A. Indick
Prides Capital Partners, L.L.C.
200 High Street, Suite 700
Boston, MA 02110
(617) 778-9200
-------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 20, 2009
-----------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 941075103                                                                SCHEDULE 13D
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1.  NAME OF REPORTING PERSON
    Prides Capital Partners, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    20-0654530

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) []
    (b) [x]
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3.  SEC USE ONLY
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4.   SOURCE OF FUNDS*
    See Item 3
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)
    [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
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7.  SOLE VOTING POWER
   -0-
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8.  SHARED VOTING POWER
    2,691,038 **
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9.  SOLE DISPOSITIVE POWER
    -0-
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10.  SHARED DISPOSITIVE POWER
    2,691,038 **
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,691,038 **
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
    [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.82%**
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14.  TYPE OF REPORTING PERSON
    OO (Limited Liability Company)
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** See Item 5

CUSIP NO. 941075103            SCHEDULE 13D
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1.  NAME OF REPORTING PERSON
    Kevin A. Richardson, II

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) []
    (b) [x]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS*
    See Item 3
-----------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)
    [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    USA
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7.  SOLE VOTING POWER
    -0-
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8.  SHARED VOTING POWER
    2,691,038 **
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9.  SOLE DISPOSITIVE POWER
     -0-
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10.  SHARED DISPOSITIVE POWER
    2,691,038 **
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,691,038 **
-----------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
    [ ]
-----------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.82%**
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14.  TYPE OF REPORTING PERSON
     IN
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** See Item 5

CUSIP NO. 941075103            SCHEDULE 13D

Item 1.  Security and Issuer
----------------------------

This Amendment No. 14amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on June 23, 2009 by Prides Capital Partners, L.L.C. a Delaware limited liability company, and Kevin A. Richardson, II.  This amendment to the Schedule 13D relates to the shares of Common stock, $.01 par value (the “Common Stock”) of Waste Services, Inc. a Delaware corporation (the "Issuer").  The principal executive office and mailing address of the Issuer is 1122 International Blvd. Suite 601, Burlington, Ontario L7L 6Z8.  The following amendments to the Schedule 13D are hereby made.  Unless otherwise defined herein all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a),(b)  According to the Issuer’s 10-Q filed on July 23, 2009, there were 46,253,515 shares of Common Stock issued and outstanding as of July 20, 2009 .  Based on this information, the Reporting Persons report beneficial ownership of 2,691,038 shares or 5.82%.

Although Kevin A. Richardson, II, is joining in this Amendment as a Reporting Person, the filing of this Amendment shall not be construed as an admission that Mr. Richardson, for any purpose, is the beneficial owner of any of the securities that are beneficially owned by Prides Capital Partners, L.L.C.

(c) In the last 60 days, the Reporting Persons sold the following shares in the open market:

Trade Date	Shares	Price/Share
----------	------	-----------
8/27/2009	15,000	4.57
8/28/2009	1,968	4.62
9/11/2009	25,400	4.50
9/14/2009	2,793	4.50
9/15/2009	800	4.52
9/16/2009	28,540	4.52
9/17/2009	1,000	4.52
9/18/2009	10,500	4.60
9/21/2009	5,558	4.60
9/22/2009	1,300	4.54
9/23/2009	6,000	4.50
9/24/2009	63,900	4.58
9/28/2009	15,000	4.81
9/29/2009	14,000	4.64
10/1/2009	1,090	4.64
10/2/2009	200	4.70
10/20/2009	1,000,000	5.13

Item 7.  Material to be Filed as Exhibits
-----------------------------------------
Exhibit A Joint Filing Undertaking

CUSIP NO. 941075103            SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2009

Prides Capital Partners, L.L.C.

By:           /s/ Murray A. Indick
------------------------
Murray A. Indick
Managing Member

Kevin A. Richardson, II

By:           /s/ Murray A. Indick
------------------------
Murray A. Indick
Attorney-in-Fact

CUSIP NO. 941075103            SCHEDULE 13D

Exhibit A
JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: October 27, 2009

Prides Capital Partners, L.L.C.

By:           /s/ Murray A. Indick
------------------------
Murray A. Indick
Managing Member

Kevin A. Richardson, II

By:           /s/ Murray A. Indick
------------------------
Murray A. Indick
Attorney-in-Fact